

Mail Stop 3010

April 26, 2010

Gifford R. Zimmerman, Principal Executive Officer
Nuveen Diversified Commodity Fund
333 West Wacker Drive
Chicago, IL 60606

     Re: Nuveen Diversified Commodity Fund
             Amendment No. 4 to Registration Statement on Form S-1
             Filed March 23, 2010
             File No. 333-130360

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1.   Please revise to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Refer to Rule 12b-2 of the Exchange Act for a definition of these terms.

Prospectus Summary

Investment Objective, page 2

2.   We note your response to comment 6 of our letter. Please provide similar
        revisions in this section of the prospectus summary. Additionally, please expand
        your disclosure on pages 26 and 27 to include all of the information presented in
        response to comment 6.

Distributions, page 9

3.   We note your response to comment 4 of our letter dated October 16, 2009. Please
        revise further to briefly explain how you expect to fund distributions that exceed
        the amount of income earned or capital gains realized by the Fund. Clearly state
        all possible sources of funds for your distribution payments. Include an additional
        bullet point under "Special Risk Considerations" that describes the risks
        associated with funding distributions from offering proceeds, borrowing, or
        liquidating investments. Also, please clarify whether you may temporarily
        suspend or reduce distribution payments without a change in your distribution
        policy. Please make similar revisions to your disclosure on pages 22 and 44 as
        appropriate. If you do not intend to use offering proceeds to fund distributions,
        please affirmatively state this in your disclosure.

Manager and Subadvisors, page 7

4.   We note your response to comment 8 of our letter. Please revise your disclosure
        in this section to clarify that you have not established formal procedures to
        resolve potential conflicts of interest related to managing the investments and
        operations of the Fund.   Please add a summary risk factor on page 4 and expand
        your risk factor on page 20 to address this risk.

5.   References to the average years of experience of Gresham's senior management
        are not appropriate. Please remove this disclosure or provide it on an individual
        basis. Provide conforming changes to page 8 of the brochure.

6.   We note your statement that "TAP celebrated its 23-year anniversary in January
        2010 with a longer history and better risk-adjusted performance than both the
        DJ/UBS and the GSCI indices." Please provide support for or remove this
        statement. Clearly mark the language in the supporting materials that supports
        this statement. Further, please tell us if any of the supporting materials were
        prepared specifically for you in connection with this offering.

Break-even Analysis, page 11

7.   We note your response to comment 9 of our letter. Please tell us why you believe
         it is appropriate for the preliminary prospectus to include an assumed
         capitalization that is ten times greater than the amount of securities currently
         registered on this registration statement. Alternatively, please revise to use an
         assumed capitalization that reflects the current estimated offering amount.

Risk Factors, page 15

Changing Regulatory Environment, page 16

8.   Please expand this risk factor to address the recently proposed rule by the CFTC,
         which will impose speculative limits for futures and options in energy contracts if
         implemented. Additionally, please revise your disclosure on page 51 to briefly
         clarify whether the proposed rule will impact your strategy or impact your ability
         to meet your investment objective.

Management of the Fund, page 27

Trustees, page 27

9.   Please ensure that you disclose in future filings the business experience for each
         of the trustees during the past five years. Specifically, please disclose the
         following:

         •   Mr. Bremner's business experience since 2005. For example, please
             clarify whether he has been a private investor and management consultant
             since he left Samuels International Associates.

         •   Mr. Kundert's business experience since 2004.

         •   Ms. Stone's business experience since 2004.

         Refer to Item 401(e) of Regulation S-K. As appropriate, please specify the year
         each individual's employment began and ended with each entity. If an individual
         was promoted during their tenure, please specify when the individual was
         promoted.

Manager and Subadvisors, page 29

The Manager and Commodity Pool Operator, page 29

10.   We note that the signature page identifies Stephen D. Foy as your Chief Financial
        Officer. Please provide the disclosure required by Item 401(b) and (e) of
        Regulation S-K.

Nuveen Investments, page 34

11.   We note that NCAM and NAM have or will adopt policies and procedures
        intended to address potential conflicts associated with the MDP Acquisition. If
        you have adopted such policies and procedures, briefly describe them and disclose
        whether the procedures may be amended.

Gresham Performance Record, page 36

12.   Please update your disclosure in the composite performance capsule and the rate
        of return table to provide the most recent available data at the time of filing.

The Commodity Broker, page 38

13.   We note your statement that the motions and claims against Barclay's Capital Inc.
        are without merit. This statement is a legal conclusion that you are not qualified
        to make. Please remove this statement from your disclosure.

Investment Policies of the Fund, page 42

Borrowings, page 39

14.   We note your response to comment 14 of our letter. In response to our comment,
        you state that the 5% limit is not specified in the trust agreement. We therefore
        reissue our comment. Please clarify that there is no limit on the amount of
        leverage you may utilize.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 51

15.   We note the reference to margin at the end of the first paragraph. Please expand
        the disclosure to describe your margin requirements in more detail. Discuss both
        initial margin and variation margin. Describe the conditions that would cause you
        to increase the amount deposited as variation margin, and explain how you would
        fund such increases.

Trust Agreement, page 55

16.   Please revise to identify the individual trustees and provide the disclosure required for directors under Item 401 of Regulation S-K.

 Manager Expenses, page57

17.   We note your response to comment 19 of our letter. Please revise to describe the expenses for which the Fund is responsible.

Part II: Statement of Additional Information, page 73

Historical Returns and Correlation, page 82

18.   We note your response to comment 20 of our letter. In response to our comment you have provided charts prepared by Gresham and Nuveen respectively. It is not clear how the information provided supports all of the quantitative and qualitative business and industry data used in this section. Additionally, portions of the supporting materials are not visible because they are cut off at the side of the page. We therefore reissue our comment. Please provide us with support for all quantitative and qualitative business and industry data used in this section. We note on pages 82 and 83, without limitation, the following examples:

- "Over the past several years, expanding global production in countries such as China and India has fueled tremendous growth in the broad commodities markets. As a result, many investors have sought to take advantage of the continuing upward trend in commodity prices by investing in the common stocks of companies whose business is focused on the production of commodities. Historically, the stocks of companies whose sole business is to produce a single commodity, so called "pure play" companies, have failed to track the returns of the underlying commodities they produce."

- "Getting broad exposure to commodity futures is difficult for investors for several reasons. For one, few people actively invest in derivatives. In addition, commodity futures are short maturity claims on real assets that require constant reinvestment and a significant commitment of margin funds to maintain exposure to a diversified set of commodity futures over the long term. Another important point is that historical commodity data is relatively scarce compared to stocks and bonds, despite the fact that commodities have been traded in the United States for over 100 years. The University of Chicago Center for Research in Security Prices has no commodity futures data, nor does Ibbotson Associates."

Clearly mark the specific language in the materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove these statements.

Signatures, page II-4

19.   We note your response to comment 24 of our letter. Please confirm that Stephen D. Foy is also your principal accounting officer or controller or include that person's signature in your next amendment. Additionally, we continue to believe that your trustees must sign the registration statement because they appear to be performing functions similar to the board of directors. We refer to Instruction 1 to Signatures on Form S-1.

Draft Legal Opinion

20.   Please file this opinion and the draft tax opinion as part of your correspondence on EDGAR.

21.   Refer to assumption (ii) beginning at the bottom of page 1 of the draft opinion. We note that counsel has assumed due authorization, adoption, execution and delivery by all parties to certain documents related to the Trust. This assumes facts that should be known or readily ascertainable as it pertains to the Trust or to officers and other representatives of the Trust. Please have counsel provide a revised opinion that does not include this assumption.

Draft Tax Opinion

22.   We note on page 2 that counsel has assumed the authority of individuals executing documents. This assumes facts that should be known or are readily ascertainable as it pertains to the Trust or to officers and other representatives of the Trust. Please have counsel provide a revised opinion that does not include these assumptions.

23.   We note the limitation on reliance in the last paragraph on page 2. Please have counsel remove the limitation or make it clear that any prospective investor may rely on the opinion. Also, please provide a revised opinion that removes the additional qualifying language relating to the establishment of a lawyer-client relationship with Fund shareholders.

Sales Literature submitted March 23, 2010

24.   We note your statement on page 2 that "[t]his is the first actively managed commodity Fund to be listed on a U.S. stock exchange." Please provide support for this statement or remove it.

25.   We note, on page 7, that you list no leverage as a potential advantage. However, we note disclosure in the prospectus indicating that you may borrow up to 5% of the value of the Fund's net assets. Further, we note that there is no limit specified in the trust agreement. Please revise the brochure to clarify that there are no restrictions on the Fund's ability to employ leverage. Additionally, please add a risk factor on page 11 to clarify that there is no limit in your trust agreement on the amount of leverage you may utilize.

26.   On page 11, please add a risk factor to disclose that you may not pay distributions on a monthly basis. Further, please disclose that you may need to borrow money, sell assets or use offering proceeds to pay distributions.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Donald S. Weiss, Esq.
       Stacy H. Winick, Esq.
       Fax: (312) 827-8000